EXHIBIT 99.14
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La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
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Total develops his Partnership with Angola in the Education Field
Paris, May 23, 2008 — Total announces the signature of an innovative framework agreement with Angola’s Ministry of Education, which will allow both parties to strengthen their cooperation in the field of education.
The agreement will be implemented immediately with the construction and opening of four Angolan high schools, in Bengo, Cuanza Norte, Malanje and Cunene provinces, by Total and the Ministry of Education with the cooperation of the Mission Laïque Française association. Offering quality education, the schools will open in time for the 2009 school year. Each will initially offer grade 10 equivalent classes, adding grade 11 in 2010 and grade 12 in 2011.
Total is proud of this cooperation agreement, which provides further confirmation of its commitment to play a part in the field of education in host countries, which goes far beyond the needs of the oil and gas industry.
Total in Angola
Present in Angola since 1953, Total is a long-standing partner of the country’s oil industry. The Group already contributes to a number of educational initiatives, including funding nearly 200 university scholarships a year for Angolan students and a literacy program that helps 4,500 people a year.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com